EXHIBIT B TO FORM C (updated 30 April 2021, pursuant to a Form C/A filing)

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR IX Power Clean Water, Inc.

[See attached]

IX Power Clean Water, Inc.
Delaware Corporation

Financial Statements (Unaudited) and
Independent Accountant's Review Report
December 31, 2020 and 2019

IX POWER CLEAN WATER, INC.

TABLE OF CONTENTS



To the Board of Directors of
IX Power Clean Water, Inc.
Golden, Colorado


INDEPENDENT ACCOUNTANT'S REVIEW REPORT


We have reviewed the accompanying financial statements of IX Power Clean Water, Inc. (the "Company"), which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of operations, changes in stockholders' deficit, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 3, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Artesian CPA, LLC

Artesian CPA, LLC
Denver, Colorado
April 30, 2021


Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com


IX Power Clean Water, Inc.
Balance Sheets (Unaudited)
As of December 31, 2020 and 2019

		2020		2019
ASSETS				
Current Assets:				
Cash in banks	$	50,537	$	6,507
Due from related party		32,866		12,819
Escrow receivable		27,584		-
Inventory		82,873		82,873
Total Current Assets		193,860		102,199
Non-Current Assets:				
Deposit		2,657		2,657
Property and equipment, net		4,000		5,000
Intangibles		65,000		65,000
Total Non-Current Assets		71,657		72,657
TOTAL ASSETS	$	265,517	$	174,856
LIABILITIES AND STOCKHOLDERS' DEFICIT				
Liabilities:				
Current Liabilities:				
Accounts payable	$	146,228	$	111,920
Accrued expenses		3,755		-
Accrued interest payable		27,239		-
Due to related parties		63,975		19,598
Bridge loans payable		82,500		17,500
Factoring loans payable		4,480		36,949
Notes payable		132,000		-
Total Current Liabilities		460,177		185,967
Non-Current Liabilities:				
Notes payable		-		682,000
Accrued interest payable		-		25,656
Total Non-Current Liabilities		-		707,656
Total Liabilities		460,177		893,623
Stockholders' Deficit:				
Series B Non-Voting Preferred Stock, $0.001 par, 2,160,000 shares authorized, 528,067 and 40,000 shares issued and outstanding as of December 31, 2020 and 2019, respectively, liquidation preference of $660,084 and $50,000 as of December 31, 2020 and 2019, respectively		528		40
Series A Preferred Stock, $0.001 par, 2,021,850 shares authorized, 2,021,850 shares issued and outstanding, liquidation preference $1,515,523 as of both December 31, 2020 and 2019		2,022		2,022
Class A Common Stock, $0.001 par, 11,000,000 shares authorized, 8,366,699 shares issued and outstanding as of December 31, 2020 and 2019		8,367		8,367
Class B Non-Voting Common Stock, $0.001 par, 6,000,000 shares authorized, 431,495 and -0- shares issued and outstanding as of December 31, 2020 and 2019, respectively		432		-
Additional paid-in capital		3,267,500		2,060,144
Accumulated deficit		(3,473,509)		(2,789,340)
Total Stockholders' Deficit		(194,660)		(718,767)
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$	265,517	$	174,856

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

IX Power Clean Water, Inc.
Statements of Operations (Unaudited)
For the years ended December 31, 2020 and 2019

	2020	2019
Net revenues	$ -	$ -
Costs of net revenues	-	-
Gross profit	-	-
Operating Expenses:		
General and administrative	247,503	151,109
Research and development	137,032	134,193
Advertising and marketing	96,750	115,733
Total Operating Expenses	481,285	401,035
Loss from Operations	(481,285)	(401,035)
Other Income (Expense):		
Grant awards	10,000	1,651
Interest expense	(212,884)	(65,033)
Total Other Income (Expense)	(202,884)	(63,382)
Net Loss	$ (684,169)	$ (464,417)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

IX Power Clean Water, Inc.
Statements of Changes in Stockholders' Deficit (Unaudited)
For the years ended December 31, 2020 and 2019

	Series B Preferred Stock		Series A Preferred Stock		Class A Common Stock		Class B Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount			
Balance at December 31, 2018	40,000	$ 40	2,021,850	$ 2,022	8,318,039	$ 8,318	-	$ -	$ 2,044,398	$ (2,324,923)	$ (270,145)
Exercise of warrants	-	-	-	-	48,660	49	-	-	15,746	-	15,795
Net loss	-	-	-	-	-	-	-	-	-	(464,417)	(464,417)
Balance at December 31, 2019	40,000	40	2,021,850	2,022	8,366,699	8,367	-	-	2,060,144	(2,789,340)	(718,767)
Conversion of notes and interest payable	464,067	464	-	-	-	-	-	-	579,620	-	580,084
Conversion of accounts payable	24,000	24	-	-	-	-	-	-	29,976	-	30,000
Regulation CF offering	-	-	-	-	-	-	431,495	432	505,987	-	506,419
Offering costs	-	-	-	-	-	-	-	-	(93,987)	-	(93,987)
Issuance of warrants	-	-	-	-	-	-	-	-	185,760	-	185,760
Net loss	-	-	-	-	-	-	-	-	-	(684,169)	(684,169)
Balance at December 31, 2020	528,067	$ 528	2,021,850	$ 2,022	8,366,699	$ 8,367	431,495	$ 432	$ 3,267,500	$ (3,473,509)	$ (194,660)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

IX Power Clean Water, Inc.
Statements of Cash Flows (Unaudited)
For the years ended December 31, 2020 and 2019

	2020	2019
Cash Flows From Operating Activities		
Net loss	$ (684,169)	$ (464,417)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	1,000	1,000
Warrants issued	185,760	-
Changes in operating assets and liabilities:		
(Increase)/decrease in due from related party	(20,047)	-
(Increase)/decrease in deposit	-	(2,657)
Increase/(decrease) in bank overdrafts	-	(4,757)
Increase/(decrease) in accounts payable	64,308	1,453
Increase/(decrease) in interest payable	31,667	21,286
Increase/(decrease) in accrued expenses	3,755	(14,592)
Net Cash Used In Operating Activities	(417,726)	(462,684)
Cash Flows From Financing Activities		
Proceeds from notes payable	-	378,500
Proceeds from bridge loans	65,000	17,500
Proceeds from factoring loans	-	93,192
Repayments of factoring loans	(32,469)	(56,243)
Proceeds from advances from related parties	63,975	19,596
Repayment on due from related party	(19,598)	-
Proceeds from exercise of warrants	-	15,795
Proceeds from issuance of Class B common stock	478,835	-
Offering costs	(93,987)	-
Net Cash Provided By Financing Activities	461,756	468,340
Net change in cash in banks	44,030	5,656
Cash in banks at beginning of period	6,507	851
Cash in banks at end of period	$ 50,537	$ 6,507
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$ 10,937	$ 43,747
Cash paid for income tax	$ -	$ -
Supplemental Disclosure of Non-Cash Financing Activities		
Conversion of notes payable into series B preferred stock	$ 550,000	$ -
Conversion of interest payable into series B preferred stock	$ 30,084	$ -
Conversion of accounts payable into series B preferred stock	$ 30,000	$ -

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

NOTE 1: NATURE OF OPERATIONS

IX Power Clean Water, Inc. (the "Company"), is a corporation formed on September 17, 2014 under the laws of Delaware. The Company was originally incorporated as a New Mexico corporation on June 25, 2012. On September 26, 2014, IX Power Clean Water, Inc., a New Mexico corporation, was merged into and with IX Power Clean Water, Inc., a Delaware corporation, with the Delaware corporation continuing in existence as the surviving entity. The Company was formed to integrate established engineering and recent technological innovations to provide baseload power and clean water for developing regions and emerging economies around the world.

As of December 31, 2020, the Company has not yet commenced planned principal operations nor generated revenue. The Company's activities since inception have consisted of formation activities, product development, and efforts to raise capital. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure additional funding to operationalize the Company's planned operations.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company prepares financial statements in accordance with generally accepted accounting principles in the United States of America (GAAP). The accounting and reporting policies of the Company conform to GAAP. The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of the balance sheet in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the balance sheet and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2020 and 2019, the Company's cash balances did not exceeded federally insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts and are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance and current economic conditions. There are no accounts receivable or associated allowances for doubtful accounts established as of December 31, 2020 and 2019.

Inventory Assets

Inventory is stated at the lower of cost or market and accounted for using the specific identification cost method. The inventory balances as of December 31, 2020 and 2019 consist of cost of materials, labor and overhead to produce a sellable prototype. The Company believes that this prototype will be sold at its market value and therefore recorded this asset at its cost.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets, which is currently 10 years for its capitalized asset. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. Property and equipment as of December 31, 2020 and 2019 is as follows:

	2020	2019
Vehicle	$ 10,000	$ 10,000
Less: accumulated depreciation	6,000	5,000
Property and equipment, net	$ 4,000	$ 5,000
Depreciation expense	$ 1,000	$ 1,000

Intangible Assets – Patent

Costs to acquire rights to a patent are capitalized and amortized over their expected economic useful lives. The Company determined that its patent has not yet commenced its period of economic benefit and therefore recorded no amortization expense for the years ended December 31, 2020 and 2019. Where the future benefits of the patent rights are unknown, costs are expensed as incurred. The Company reviews its patent assets for impairment annually and determined no impairment charge was necessary for the years ended December 31, 2020 and 2019.

Impairment of Long-Lived Assets

The Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell. The Company did not record any impairment losses on long-lived assets during the years ended December 31, 2020 and 2019.

Accounting for Preferred Stock

ASC 480, Distinguishing Liabilities from Equity, includes standards for how an issuer of equity (including equity shares issued by entities) classifies and measures on its balance sheet certain financial instruments with characteristics of both liabilities and equity. Management is required to determine the presentation for the preferred stock as a result of the redemption and conversion provisions, among other provisions in the agreement. Specifically, management is required to determine whether the embedded conversion feature in the preferred stock is clearly and closely related to the host instrument, and whether the bifurcation of the conversion feature is required and whether the conversion feature should be accounted for as a derivative instrument. If the host instrument and conversion feature are determined to be clearly and closely related (both more akin to equity), derivative liability accounting under ASC 815, Derivatives and Hedging, is not required. Management determined that the host contract of the preferred stock is more akin to equity, and accordingly, liability accounting is not required by the Company. The Company has presented preferred stock within stockholders' equity/(deficit).

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

> Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

> Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

> Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606 when it has satisfied its performance obligations to customers and collection is probable. No revenues have been earned or recognized for the year ended December 31, 2020 and 2019.

Research and Development

Research and development costs are expensed as incurred. Total expense related to research and development was $137,032 and $134,193 for the years ended December 31, 2020 and 2019, respectively.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized.

The Company assesses its income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company's policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions.

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. As of December 31, 2020 and 2019, the Company had potential net deferred tax assets before valuation allowance of $807,500 and $688,784, respectively, resulting from its net operating loss carryforwards and other book-to-tax differences. The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to taxable losses for the years ended December 31, 2020 and 2019, cumulative losses through December 31, 2020, no history of generating taxable income, and unknowns to the allowability of historical losses since it is delinquent in filing its historic tax returns. Therefore, valuation allowances of $807,500 and $688,784 were recorded as of December 31, 2020 and 2019, respectively. Deferred tax assets were calculated using the Company's combined effective tax rate, which it estimated to be 24.7%. The effective rate is reduced to 0% for 2020 and 2019 due to the full valuation allowance on its net deferred tax assets.

The Company's ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. At December 31, 2020 and 2019, the Company estimates it potentially has net operating loss carryforwards available to offset future taxable income in the amounts of $3,247,598 and $2,767,729, which potentially may be carried forward and will begin to expire in 2033 in varying amounts if allowed after filing delinquent tax returns.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction, though its 2017-2020 tax years remain open to examination. No tax returns have been filed to date, and therefore the Company is subject to an indeterminate amount of penalties and interest related to the delinquent filing of all historic tax returns.

NOTE 3: GOING CONCERN

The accompanying financial statements are prepared on a going concern basis and do not include any adjustments that might result from uncertainty about our ability to continue as a going concern. As of December 31, 2020, the Company had limited liquid assets with just $50,537 of cash. As of December 31, 2020, the Company has an accumulated deficit of $3,473,509, had incurred substantial losses from operations amounting to $684,169 and $464,417 for the years ended December 31, 2020 and 2019, respectively, generated negative cash flows from operating activities, had current liabilities in excess of current assets by $266,317 as of December 31, 2020, and is in default on various debt obligations, including secured debts. The Company's current operating plan indicates that it will continue to incur losses from operations and generate negative cash flows from operating activities. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations and/or to obtain additional external capital financing. Management plans are to raise equity funding under a Regulation Crowdfunding campaign that will continue after the date of these financial statements, produce revenues to support cash flow, extend maturities on existing debt obligations, and continue to cut and control costs as necessary to ensure the business is able to meet its obligations as they come due. If and as market conditions allow, management also plans to evaluate one or more additional offerings of its currently authorized but unissued shares of Series B Non-Voting Preferred Stock and/or other authorization of a new equity or debt financing. No assurance can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 4: DEBT

<u>Notes Payable</u>

In 2019, 2018, and 2017, the Company received loans from existing stockholders of the Company and certain non-stockholders persons related, affiliated, or personally known to existing stockholders of the Company for total principal of $378,500, $278,500, and $25,000 respectively. The loans mature on December 31, 2021 or upon the sale of the Company, whichever is earlier, and bear 4% interest per annum.

In April 2020, the Company and certain holders of promissory notes agreed, through limited private placement offering, to convert a portion of these notes payable and accrued interest as of the date of conversion amounting to $550,000 and $30,084, respectively, into 464,067 shares of series B non-voting preferred stock (see Note 5). The Company recognized $170,208 related to the fair value of warrants issued in extinguishment of these loans.

The outstanding principal balance as of December 31, 2020 and 2019 amounted to $132,000 and $682,000, and accrued interest payable on these notes amounted to $6,939 and $25,612, all respectively. Interest expense for the years ended December 31, 2020 and 2019 was $11,418 and $21,242, respectively.

<u>Bridge Loan</u>

In December 2019, the Company authorized a short-term non-convertible bridge loan facility, to be funded by existing stockholders of the Company and certain non-stockholder persons related, affiliated or personally known to existing stockholders of the Company, in the maximum aggregate principal amount of $125,000, which was reduced to $82,500 in 2020. The instruments matured on June 30, 2020 or upon the sale of the Company, whichever is earlier, and bear 18% interest per annum. As of December 31, 2020, these notes were in default. As discussed in Note 9, in 2020 the loan maturities were extended to June 30, 2021.

During the years ended December 31, 2020 and 2019, the Company issued notes for total principal of $65,000 and $17,500 under this facility. All these notes remained outstanding as of December 31, 2020 and 2019 amounting to $82,500 and $17,500, respectively. Interest expense of $13,885 and $44 were incurred on these loans during the years ended December 31, 2020 and 2019, respectively, and interest payable as of December 31, 2020 and 2019 amounted to $13,929 and $44, respectively.

<u>Accounts Receivable Factoring</u>

In 2019, the Company entered into agreements with various non-bank entities under which future accounts receivable (AR) may be purchased for a discount. A lien against the Company assets may also be filed to further ensure collection of the AR. Repayments are made daily under the agreements terms. The Company received $93,192 during 2019 under such relationships and made payments of $43,406 and $99,990 during 2020 and 2019, respectively. The balances due under these relationships as of December 31, 2020 and 2019 were $4,480 and $36,949, respectively. The payments beyond principal loaned are recorded as interest expense, which totaled $10,937 and $43,747 for the years ended December 31, 2020 and 2019, respectively. These facilities are secured by the Company's assets. The Company ceased making payments on these obligations in March 2020 and is in default as of December 31, 2020.

NOTE 5: STOCKHOLDERS' DEFICIT

Upon incorporation, the Company authorized 2,846,077 shares of $0.001 par value common stock and 813,537 shares of $0.001 par value preferred stock. On May 16, 2018, the Company amended and restated its articles of incorporation (the "Amended Articles") to authorize additional share classes, to convert all outstanding common stock to Class A Common Stock, and to subject all outstanding common stock and preferred stock to an 8.2-for-1 stock split. All outstanding share and per-share amounts disclosed for all periods presented have been retroactively adjusted to reflect the effects of the stock split.

The amended articles authorized a total of 11,000,000 shares of Class A Common Stock ($0.001 par); 6,000,000 shares of Class B Non-Voting Common Stock ($0.001 par); and 4,181,850 shares of Preferred Stock ($0.001 par). The Company designated 2,021,850 shares of preferred stock as Series A Preferred Stock and 2,160,000 shares of preferred stock as Series B Non-Voting Preferred Stock.

Preferred Stock

As of both December 31, 2020 and 2019, 2,021,850 shares of Series A Preferred Stock were issued and outstanding. Series B Non-Voting Preferred Stock of 528,067 and 40,000 shares were issued and outstanding as of December 31, 2020 and 2019, respectively.

Series A Preferred Stockholders vote along with Class A Common Stockholders and have additional voting rights in certain circumstances, while Series B Non-Voting Preferred Stockholders do not have voting rights. The preferred stockholders have certain dividend preferences over common stockholders, an optional conversion right where the Series A Preferred Stock are convertible into Class A Common Stock at a dilution protected 1:1 rate and the Series B Non-Voting Preferred Stock are convertible into Class B Non-Voting Common Stock at a dilution protected 1:1 rate, and automatic conversion upon certain voting requirements or upon an initial public offering meeting certain criteria (as defined in the Articles of Incorporation).

Series B Preferred Stockholders are entitled to a liquidation preference over Series A Preferred Stockholders and Common Stockholders of $1.25 per share, subject to dilution protections. The Series A Preferred Stockholders are entitled to a liquidation preference over Common Stockholders of $0.749512 per share. The total liquidation preferences as of December 31, 2020 and 2019 amounted to $2,175,607 and $1,565,523, respectively.

In April 2020, the Company conducted a limited private placement offering for the primary purpose of implementing negotiated conversion of a substantial portion of indebtedness owed to existing stockholders of the Company and certain non-stockholder persons related, affiliated or personally known to existing stockholders of the Company.

Pursuant to such limited private placement offering:

(a) $550,000 of the principal amount of the notes payable described in Note 4, together with accrued and unpaid interest thereon, were converted to equity on April 10, 2020. The equity issued to holders of the debt so converted included (i) 464,067 shares of the Company's Series B Non-Voting Preferred Stock (equivalent to $580,084 based upon the $1.25 price per share of such Series B Non-Voting Preferred Stock) and (ii) warrants to acquire up to 440,000 shares of the Company's Class B Non-Voting Common Stock at an exercise price per share of $1.25 per share.

(b) On April 10, 2020, a warrant to acquire up to 40,000 shares of the Company's Class B Non-Voting Common Stock at an exercise price per share of $1.25 per share was issued to the first purchaser of the Company's Series B Non-Voting Preferred Stock (which purchase occurred in May 2018), in consideration of being the first purchaser of Series B Non-Voting Preferred Stock.

(c) $30,000 of existing accounts payable owed to one of the Company's legal providers was repaid by conversion into 24,000 shares of the Company's Series B Non-Voting Preferred Stock. This was a partial conversion of accounts payable balance. No warrant was issued as part of this debt conversion.

All such warrants are fully vested, have an exercise price of $1.25 per share, and expire on April 1, 2025. See Note 5.

Common Stock

As of both December 31, 2020 and 2019, 8,366,699 shares of Class A Common Stock were issued and outstanding. As of December 31, 2020 and 2019, 431,495 and 0 shares of Class B Non-Voting Common Stock were issued and outstanding, respectively.

Class A Common Stock and the Class B Non-Voting Common Stock have the same rights and privileges and rank equally, share ratably and are identical in all respects as to all matters with the exception of voting rights, where Class B Non-Voting Common Stock do not have voting rights. The voting, dividend, and liquidation rights of the holders of the common stock are subject to and qualified by the rights, powers and preferences of the holders of the preferred stock set forth in the Amended Articles.

In 2020, the Company undertook an offering of its Class B Non-Voting Common Stock under Regulation Crowdfunding in the maximum offering amount of $1,070,000 and at a price of $1.25 per share. During the year ended December 31, 2020, the Company received total gross proceeds of $506,419 from this offering and incurred total offering costs of $93,987 in connection with this offering. As of December 31, 2020, $27,584 of the invested funds is held under escrow and recognized as escrow receivable in the balance sheet.

Class A Common Stock Warrants

In 2014, in conjunction with the issuance of Series A Preferred Stock, the Company issued to certain early investors in such Series A Preferred stock financing fully vested warrants to purchase up to 68,832 shares of its Class A Common Stock with an exercise price of $0.3246 per share, expiring after five years. In 2019, a total of 48,660 shares of the Company's Class A Common Stock were issued upon exercise of the Class A Common Stock warrants. Such warrants were exercised at $0.3246 per share for total proceeds of $15,795. The warrants for the remaining 20,172 shares of Class A Common Stock were unexercised and expired in 2019. No Class A Common Stock warrants outstanding as of December 31, 2020 and 2019, respectively.

Class B Common Stock Warrants

In April 2020, the Company granted 440,000 Class B Common Stock warrants in relation to the conversion of notes and interest payable and 40,000 Class B Common Stock warrants to the first purchaser of the Company's Series B Non-Voting Preferred Stock. The warrants issued are exercisable at $1.25 price per share, expire after five years in 2025, and are fully vested at the grant date.

The Company valued these warrants using the Black-Scholes valuation method with the following inputs:

Exercise Price	$1.25
Fair Value of Common Stock	$1.25
Risk Free Interest Rate	0.26%
Expected Dividend Yield	0.00%
Expected Volatility	50.00%
Expected Life (years)	2.5
Fair Value per Stock Option	$1.25

IX Power Clean Water, Inc.
Notes to Financial Statements (Unaudited)
As of December 31, 2020 and 2019 and for the years then ended

The total fair value of the warrants was estimated to be $185,760 and recorded to additional paid-in capital and expensed as $170,280 to interest expense and $15,480 to general and administrative operating expenses in the statement of operations for the year ended December 31, 2020.

During the year ended December 31, 2020, no Class B Common Stock warrants were exercised, and all 480,000 warrants remained outstanding as of December 31, 2020. The warrants have weighted average remaining term to expiration of 4.25 years.

NOTE 6: RELATED PARTIES

During 2019, a company under common control paid certain expenses on the Company's behalf. The amount due to this related party as of December 31, 2019 was $19,598. This obligation bears no interest and is payable on demand. The balance was repaid in full in January 2020 and the Company advanced more than the expenses incurred to its related party during 2020. As of December 31, 2020, the Company had amount due from this related party amounting to $20,047.

In 2020, the Company received advances from its existing stockholders amounting to $63,975 for specific expenses and disbursements of the Company, such as application for a certification. These advances are non-interest bearing and are considered payable on demand. As of December 31, 2020, no payments have been made and outstanding balance amounted to $63,975.

$265,500 of the notes payable indebtedness discussed in Note 4 that were converted into series B preferred stock on April 10, 2020 was held by directors or officers of the Company during the relevant periods. Outstanding notes payable to related parties after conversion and as of December 31, 2020 amounted to $128,000.

$5,000 of the $17,500 principal amount of the advances made in 2019 under the bridge facility discussed in Note 4 was advanced by a director/officer of the Company. Such director/officer has advanced an additional $10,000 (before interest) under such bridge facility in 2020. Such $10,000 of additional advances is part of the $65,000 of additional advances discussed in Note 4.

The Company previously incurred expenses that benefitted not only the Company but also its NGO, IX Power Foundation, Inc., an IRS designated 501(c)(3). Deborah Blackwell, a member of the Company's management team, serves as CEO of IX Power Foundation, Inc. The Company and IX Power Foundation have agreed that IX Power Foundation will reimburse the Company for a portion of such expenses, in the amount of $12,819. Such expense reimbursement is payable on demand and does not bear interest.

In 2013, the Company's founder, IX Power LLC, acquired rights and interest in a patent rights and entered into a Royalty-Sharing Agreement and Joint Invention Management Agreement (the "Joint Invention RSA"). From the Company's incorporation until July 2017, the Company was licensing the patent rights from IX Power LLC. In July 2017, IX Power LLC and the Company completed an outright assignment of the patent rights from IX Power LLC to the Company, and the Company assumed IX Power LLC's obligations under the Joint Invention RSA. The allocated patent expense paid by the Company amounted to $65,000, which was recorded by the Company as intangible asset.

Certain of core technology is co-owned with third parties. The Company serves as the Managing Party under the Joint Invention RSA, with exclusive management rights and responsibilities for the Joint Invention, including with respect to patent prosecution and licensing. The Joint Invention RSA provides for royalty payments to the other owners in the event the Company generates direct sales revenues or license revenues from water treatment systems developed based upon the Joint Invention, and certain associated reporting and accounting requirements for royalties that become due. While the Company intends to comply with its obligations under the Joint Invention RSA, an uncured breach by the Company of its obligations under the Joint Inventions RSA gives the other owners the right to remove the Company as Managing Party under the Joint Invention RSA or terminate the agreement. While the Company believes such removal or termination is unlikely, if either occurred, the Company would lose its exclusive right to control commercialization of the Joint Invention. If the agreement is terminated, the Company retains its ownership interest in the Joint Invention but any limitations on activities of the other co-owners of the Joint Invention (including those that may be competitive to the Company' business) are eliminated. Thus, a removal of the Company as Managing Party under the Joint Invention RSA or a termination of the Joint Invention RSA, if either were ever to occur, could harm the Company's business, financial condition, operations and cash flows. The Company is obliged to royalties of 2.5%-5% under the agreement.

NOTE 7: RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers, which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2018, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. The Company adopted this new standard effective January 1, 2019.

In February 2016, the FASB issued ASU 2016-02, *Leases* (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

In October 2016, FASB issued ASU 2016-16, "Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other than Inventory", which eliminates the exception that prohibits the recognition of current and deferred income tax effects for intra-entity transfers of assets other than inventory until the asset has been sold to an outside party. The updated guidance is effective for annual periods beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption of the update is permitted. Management believes that the adoption of ASU 2016-16 has no impact on the Company's financial statements and disclosures.

In August 2018, the FASB issued Accounting Standards Update (ASU) 2018-13, "Fair Value

Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement", which changes the fair value measurement disclosure requirements of ASC 820. This update is effective for fiscal years beginning after December 15, 2019, and for interim periods within those fiscal years. Management does not expect the adoption of ASU 2018-13 to have a material impact on the Company's financial statements.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying balance sheet. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 8: COMMITMENTS AND CONTINGENCIES

General

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

Operating Lease

On November 1, 2019, the Company entered into a lease agreement for commercial space with a lease term of December 2019 to November 2021, requiring minimum monthly payments of $1,875 from December 1, 2019 to November 30, 2020 and $1,932 from December 1, 2020 to November 30, 2021. Rent expense recognized by the Company on this lease for the years ended December 31, 2020 and 2019 were $39,987 and $1,875, respectively. The Company placed a $2,657 deposit on this lease agreement. Future minimum payments under this lease agreement amounted to $21,252, which are all payable in 2021.

NOTE 9: SUBSEQUENT EVENTS

Crowdfunding Campaign

On March 10, 2021, the Company's Board of Directors approved the modification on crowdfunding offering to increase the maximum offering size from $1,070,000 to $2,000,000 or an increment of $930,000. The Company issued an additional 454,508 shares of its Class B Non-Voting Common Stock for gross proceeds of $533,634 under this offering in 2021.

Loan Extensions

The maturity dates on the bridge loans with total outstanding principal of $82,500 described in Note 4 were extended to June 30, 2021 during 2021.

Management's Evaluation

Management has evaluated subsequent events through April 30, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.